Versão Inglês / English Version

1.	OBJECTIVE:

This Management Compensation Policy ("Policy") aims to establish the rules and procedures to be followed by BRF S.A. ("BRF" or the "Company"), its Subsidiaries and its Management, to determine the compensation of the members of the Board of Directors, Advisory Committees and statutory officers, in order to attract, encourage and retain professionals who have the qualification, competence and appropriate profile to the characteristics and needs related to the business carried out by the Company. In the same way, the Policy aims to create a compensation and incentive plan appropriate to the sustainable conduct of business, observing the risk limits established and providing compensation based on criteria that differentiate performance and also allow the recognition and appreciation of individual performance, aligning the shareholders' short and long-term strategic interests and the Company's vision, mission and values with the best market, management and corporate governance practices.

For the purposes of this Policy, terms beginning with capital letters and their variations will have the meanings assigned to them in the Glossary.

2. APPLICABILITY

This Policy is applicable to BRF and its direct or indirect Subsidiaries, located in Brazil and abroad and encompasses any compensation received by its Managers as members of the Board of Directors, Advisory Committees or as statutory officers of the Company or of its direct or indirect Subsidiaries.

The members of the Board of Directors, Advisory Committees and statutory officers of the Company and its Subsidiaries must comply with and execute this Policy, according to their competence.

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3. ROLES AND RESPONSIBILITIES

3.1 GENERAL SHAREHOLDES MEETING

The General Shareholders’ Meeting of the Company, upon a proposal prepared by the Board of Directors, pursuant to clause 4.2.1 of this Policy, is responsible to approve the global compensation of the Company's Management.

3.2 BOARD OF DIRECTORS

3.2.1 In addition to the other duties imposed by applicable law and the Company's Bylaws, upon proposal by the People, Governance, Organization and Culture Committee, it is the Board of Directors, responsibility to approve and review this Policy and its amendments in order to adapt it to its purpose and the Company´s needs.

3.2.2 It is also the responsibility of the Board of Directors, after assessing the opinion of the People, Governance, Organization and Culture Committee, to establish the applicable criteria to profit sharing to be attributed to the Company's statutory officers, as well as any contract to be entered into between the Company and any statutory officer that contemplates the payment of amounts by way of compensation or indemnity, due to the voluntary or involuntary dismissal of the officer or any other similar event.

3.3 PEOPLE, GOVERNANCE, ORGANIZATION AND CULTURE COMMITTEE

3.3.1 The People, Governance, Organization and Culture Committee is responsible for periodically evaluating this Policy and annually the fixed and variable compensation strategy adopted by the Company, issuing its recommendations in this regard, as well as any changes to be implemented in this Policy, and also to recommend the levels of compensation of the the members of the Board of Directors and Advisory Committees.

3.3.2 When analyzing this Policy and the compensation of the members of the Board of Directors, the People, Governance, Organization and Culture Committee shall take into account the good corporate governance practices, market compensation researches and other aspects such as the Board members' skills, experience and history, in addition to the duties and time dedicated to the management of the Company's business. The People, Governance, Organization and Culture Committee may be assisted by internal areas of the Company, as well as by selected and retained external consultants, without the involvement or intermediation of the Board of Officers.

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3.3.3 If the People, Governance, Organization and Culture Committee demands any change to this Policy, these changes must be submitted to the appreciation, resolution and approval of the Board of Directors, as provided in clause 3.2.1 above.

4.GUIDELINES

4.1 GENERAL GUIDELINES

4.1.1 The compensation of the Management and members of the Advisory Committees is established and periodically reviewed in accordance with market practices, assessed by a specialized consulting company, based on information provided by a group of large companies, similar to the Company and that, for the most part, operate in the consumer goods segment.

4.1.2 The selection of the companies that will compose the universe to be assessed will be done by the Human Resources Department, with the approval of the People, Governance, Organization and Culture Committee, assuming that the companies to be analyzed must have structured policies and good practices in human capital management, with adequate employment conditions at all organizational levels and which establish the elements that make the compensation, by means of salary surveys carried out through specialized consultancies, in addition to monitoring inflation for the period, evaluating the need to adjust the compensation components.

4.1.3 The Company will distribute the elements that make up the fixed compensation, in order to ensure alignment with market practices and its governance structure.

4.1.4 Variable compensation will be linked to the achievement or exceeding of corporate and individual goals, with the sharing of risks and results.

4.1.5 In relation to direct and indirect benefits and post-employment benefits, Management is subject to the same policies in force applicable to the other employees of the Company.

4.2 COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS

4.2.1 It is at the Board of Directors discretion to determine the individual compensation of the members of the Board of Directors, the members of the Advisory Committees and the statutory officers, within the overall limit of the Management's compensation approved by the General Shareholders Meeting.

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4.2.2 The Chairman of the Board of Directors may be entitled to a differentiated Compensation from the other members, in view of the time dedicated, the greater complexity and greater impact on the Company's business as a result of the exercise of his function.

4.2.3 The members of the Board of Directors will receive fixed monthly fees, not linked to their participation in board meetings, comprising, over the course of one year, 12 (twelve) monthly payments, established in accordance with the legislation and market standards. The compensation attributed to the members of the Board of Directors aims to adequately compensate the directors for the time dedicated, for their contributions and the inherent responsibility of the Board of Directors.

4.2.4 In addition to the compensation described above, the members of the Board of Directors will also be reimbursed by the Company for all travel, food and hotel expenses necessary to participate in the meetings and perform their duties.

4.2.5 The members of the Board of Directors may receive amounts referring to direct and indirect benefits for the performance of their duties.

4.2.6 The statutory officers of the Company who are members of the Board of Directors will not be remunerated for their role in the Board.

4.3 COMPENSATION OF THE MEMBERS OF ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS

4.3.1 External members who participate in Advisory Committees will be entitled to a fixed monthly compensation. The compensation due to the external members of the Advisory Committees will be established by the Board of Directors.

4.3.2 The members of the Board of Directors who are also part of Advisory Committees will be entitled to an additional fixed compensation for participation in each Committee. The additional compensation due to the members of the Board of Directors who participate in Advisory Committees will be established by the Board of Directors.

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4.3.3 The statutory officers or employees of the Company, who participate in the other Advisory Committees, will not be entitled to any additional compensation, except if deliberated by the Board of Directors.

4.4 BOARD OF OFFICERS COMPENSATION

4.4.1 The global and annual compensation of the members of the Board of Officers must be determined by the Board of Directors based on market practices and will consist of a fixed portion and variable installments, both short and long term, and may include any additional bonuses aiming to attract and retain professionals.

4.4.2 The compensation of the members of the Board of Officers will also include amounts referring to direct and indirect benefits (medical assistance, dental assistance, life insurance, check-up), severance commitments (funds linked to non-competition commitments, non-solicitation and use of confidential information), hiring and retention incentives that prove necessary and post-employment benefit (private pension).

4.4.3 Fixed Compensation

4.4.3.1 The fixed compensation attributed to the members of the Board of Officers is composed of 13 (thirteen) monthly payments and a vacation bonus, with the objective of compensating for the services provided, recognizing the importance and complexity of the function performed and reflecting individual performance, experience, training and executive knowledge.

4.4.3.2 Fixed compensation is based on market practices analyzed by means of salary surveys conducted by specialized consultants and adjusted annually according to the market, individual performance of statutory officers and other factors, such as executive potential, specific skills, experience in the position and convenience in retaining the executive.

4.4.3.3 One of the parameters for adjusting the base salary will be individual performance (measured annually by individual goals, competencies and behaviors).

4.4.4 Short Term Variable Compensation

4.4.4.1 The short-term variable compensation must be constituted and paid through the Profit and Results Sharing Program - PLR and aims to encourage and recognize executives for achieving the Company's short-term results.

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4.4.4.2 Short-term variable compensation is linked to the achievement of Global Goals and Area / individual Goals.

4.4.4.3 The potential of short-term variable compensation to be paid to each executive is based on multiples of each monthly payment of the fixed compensation, according to the achievement of goals by area of responsibility and according to the Individual Performance Assessment.

4.4.5 Long-Term Variable Compensation

4.4.5.1 The long-term variable compensation must be constituted and paid through a stock option plan (“POA”) and / or a restricted stock plan (“Restricted Stock / Performance Plan”), approved at the General Shareholders Meeting, which aim to attract, maintain and motivate executives and generate long-term value for the Company.

4.4.5.2 Both the POA and the Restricted Stock / Performance Plan will follow the objectives, rules, terms and governance defined in their respective regulations, as approved by the Company's General Shareholders' Meeting.

4.4.5.3 The potential for long-term variable compensation to be granted to each executive is based on the monthly payment of the fixed compensation, in accordance with the Company's Global Goals, defined by the Board of Directors and in accordance with the Performance Assessment.

4.4.5.4 The payment of the long-term variable compensation shall take into account the amounts received as short-term variable compensation, in order to avoid duplication, with respect to the global compensation limit approved by the General Shareholders Meeting, as determined by article 152 of Law 6,404/76.

4.5 ABSENCE OF INTERFERENCE IN THE WORK RELATIONSHIP OR STAY IN THE POSITION

4.5.1 None of the provisions contained in this Policy shall be interpreted as creating rights for statutory officers, members of the Board of Directors, members of the Advisory Committees or other employees of the Company or as granting the right to remain as an employee, officer, member of the Board of Directors or member of the Advisory Committee or to interfere in any way with the Company's right to terminate the relationship with anyone at any time.

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4.5.2 In addition, this Policy will not entitle any statutory officer, member of the Board of Directors or member of an Advisory Committee the right to remain in office or guarantee the right to be re-elected to the position or affect the chances where such individual may be removed by decision of the Board of Directors or the General Shareholders Meeting.

5. REFERENCE DOCUMENTS

- Law No. 6,404 of December 15, 1976;

- CVM Instruction No. 480, of December 7, 2009.

- New Market Regulation, of January 2, 2018.

6.FINAL PROVISIONS

This Policy will come into force on the date of its approval by the Company's Board of Directors and may only be modified by a resolution of the Company's Board of Directors.

Once approved by the Board of Directors, this Policy will be widely disclosed internally by the Company and its Subsidiaries, as well as made available to regulatory agencies of the capital markets (including the CVM, Securities and Exchange Commission, B3 and the New York Stock Exchange) and placed available to shareholders, investors and the market in general, by means of the disclosure on the Company's Investor Relations’ (http://ri.brf-global.com) and the CVM’s websites.

Individuals violating these rules will be subject to the legal/disciplinary applicable measures, to be determined by the BRF competent bodies.

It will be incumbent upon the editing area to clarify any possible doubts, establish the procedures required for implementation, checking and dissemination of the rules mentioned in this document.

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7.APPROVALS

PERSON IN CHARGE	AREA
PREPARATION	Corporate Legal Department
REVISION	Human Resources Department
APPROVAL	Board of Directors

GLOSSARY

Management: comprises members of the Board of Directors and statutory officers.

General Shareholders Meeting: it is the general shareholders' meeting, which is called and installed in accordance with Law No. 6.404/1976 and the Company's bylaws, has the power to decide on all business related to the Company's corporate purpose and to take the resolutions that deem appropriate to their defense and development.

Performance Assessment: it is the formal annual process of evaluation of the statutory or non-statutory officer regarding the achievement of results, skills and adherence to the Company's general guidelines, as previously established by the Board of Directors.

B3: means B3 S.A. – Brasil, Bolsa, Balcão, the Brazilian Stock Exchange.

Advisory Committees: are internal advisory bodies to the Board of Directors, composed of both members of the Board of Directors and external members, which are created based on the business needs identified by the Board of Directors.

Board of Directors: it is the collegiate body of the Company, composed of the members of the Board of Directors of the Company elected by the shareholders of BRF, with powers and limits defined in the Company's bylaws, as well as in its internal regulations.

Controlled: it is a company in relation to which the Company, directly or through other companies, is the holder of partner rights that permanently assure it preponderance in corporate resolutions and the power to elect the majority of its managers.

CVM: is the Brazilian Securities and Exchange Commission.

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Board of Officers: means the governing body, composed of statutory officers, responsible for managing the Company's business, in accordance with the strategic guidelines defined by the executives and approved by the Board of Directors.

Global Goals: are pre-established goals approved at the beginning of each fiscal year by the Board of Directors.

Restricted Stock / Performance Plan: has the meaning attributed in clause 4.4.5.1 above.

POA: has the meaning assigned in clause 4.4.5.1 above.

Subsidiaries: mean affiliated companies, under the terms of article 243 of Law No. 6.404 / 1976, and those Controlled by the Company.

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